Filed Pursuant to Rule 424(b)(2)
Registration No. 333-155971
Prospectus Supplement
June 17, 2010
(To Prospectus dated December 5, 2008)

$300,000,000

Avnet, Inc.

5.875% Notes due 2020

Avnet will pay interest on the notes on June 15 and December 15 of each year, commencing on December 15, 2010. The notes will mature on June 15, 2020, unless earlier redeemed.

Avnet may redeem some or all of the notes at any time at the “make-whole” redemption price set forth under “Description of the Notes — Optional Redemption” in this prospectus supplement. If Avnet experiences a change of control triggering event, Avnet may be required to purchase the notes from holders at a price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date as described under “Description of the Notes — Change of Control” in this prospectus supplement.

The notes will be Avnet’s senior unsecured obligations and will rank equally with Avnet’s other existing and future senior unsecured indebtedness.

See “Risk Factors” beginning on page S-7 of this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended June 27, 2009, incorporated herein by reference, to read about factors you should consider before investing in the notes.

The notes will not be listed on any securities exchange. There is currently no market for the notes.

		Underwriting Discounts	Proceeds (Before
	Price to Public(1)	and Commissions	Expenses) to Avnet

Per note	99.473%	0.650%	98.823%
Total	$298,419,000	$1,950,000	$296,469,000

(1)	Plus accrued interest from June 22, 2010, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes in book-entry form only will be made through the facilities of The Depository Trust Company and its participants, including Euroclear Bank S.A./N.V., and Clearstream Banking, société anonyme, on or about June 22, 2010.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

Co-Managers

Credit Suisse	BNP PARIBAS	Credit Agricole CIB

RBS	Scotia Capital	Wells Fargo Securities

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Avnet has not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus may only be accurate as of the date of the applicable document.

References in this prospectus supplement and the accompanying prospectus to “we,” “us,” “our,” the “Company” and “Avnet” are to Avnet, Inc. and its consolidated subsidiaries, unless otherwise specified or unless the context otherwise requires.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the business, results of operations, financial condition and prospects of Avnet. These statements are based on management’s current expectations and are subject to uncertainties and changes in factual circumstances. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by them. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “should,” “may,” “estimates” or similar expressions in this prospectus supplement and the accompanying prospectus or in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

The forward-looking statements are subject to numerous assumptions, risks and uncertainties. You should not place undue reliance on forward-looking statements, each of which speaks only as of the date on which such statement is made. Avnet does not assume any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made. The following factors and the “Risk Factors” beginning on page S-7 of this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended June 27, 2009, incorporated herein by reference, as well as other potential risks and uncertainties that are discussed in our reports and documents filed with the SEC, could cause actual results to differ materially from those described in the forward-looking statements:

•	the effect of global economic conditions, including the current global economic downturn;

•	general economic and business conditions (domestic and foreign) affecting Avnet’s financial performance and, indirectly, Avnet’s credit ratings, debt covenant compliance, and liquidity and access to financing;

•	competitive pressures among distributors of electronic components and computer products resulting in increased competition for existing customers or otherwise;

•	cyclicality in the technology industry, particularly in the semiconductor sector;

•	allocation of products by suppliers;

•	legislative or regulatory changes affecting Avnet’s businesses;

•	adverse changes in the securities or credit markets;

•	changes in interest rates and currency fluctuations affecting Avnet’s financial performance; and

•	difficulties in integrating or operating recently acquired operations, as well as pending acquisitions that affect our current business or distract our management.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are a part of a registration statement on Form S-3 (File No. 333-155971), which Avnet filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act. Avnet refers you to this registration statement for further information concerning Avnet and this offering.

Avnet files annual, quarterly and special reports, proxy statements and other information with the SEC (File No. 1-4224). These filings contain important information which does not appear in this prospectus supplement or the accompanying prospectus. For further information about Avnet, you may obtain these filings over the Internet at the SEC’s website at http://www.sec.gov. Avnet also posts certain of these filings on its web site at www.avnet.com. Information contained on our website is not intended to be incorporated by reference in this prospectus supplement or the accompanying prospectus and you should not consider that information a part of this prospectus supplement or the accompanying prospectus. Our website address is included in this prospectus supplement as an inactive textual reference only. You may also read and copy these

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filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 800-732-0330.

INCORPORATION BY REFERENCE

The SEC allows Avnet to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that Avnet can disclose important information to you by referring you to other documents which Avnet has filed or will file with the SEC. Avnet is incorporating by reference in this prospectus supplement and the accompanying prospectus:

•	Avnet’s Annual Report on Form 10-K for the fiscal year ended June 27, 2009;

•	Avnet’s Quarterly Report on Form 10-Q for the quarters ended October 3, 2009 (as amended on Form 10-Q/A to include XBRL exhibits), January 2, 2010 and April 3, 2010; and

•	Avnet’s Current Reports on Form 8-K filed on August 20, 2009, October 15, 2009, December 4, 2009, December 15, 2009, February 12, 2010, March 29, 2010, April 6, 2010, May 3, 2010, May 24, 2010 and May 28, 2010.

All documents which Avnet files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information “furnished” pursuant to Item 2.02 or Item 7.01, or corresponding information furnished under Item 9.01 or included as an exhibit, on any current report on Form 8-K), after the date of this prospectus supplement and before the termination of this offering of securities will be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and to be a part of it from the filing date of such documents. Certain statements in and portions of this prospectus supplement and the accompanying prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement and the accompanying prospectus may update and replace statements in and portions of this prospectus supplement and the accompanying prospectus or the above listed documents. Nothing in this prospectus supplement and the accompanying prospectus will be deemed to incorporate information furnished but not filed with the SEC.

Avnet will provide you without charge, upon your written or oral request, a copy of the indenture relating to the notes offered hereby, and any of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Corporate Secretary, Avnet, Inc., 2211 South 47th Street, Phoenix, Arizona 85034 (telephone 480-643-2000).

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SUMMARY

The following summary contains information about Avnet and this offering. It does not contain all of the information that may be important to you in making a decision to purchase the notes. For a more comprehensive understanding of Avnet and this offering, Avnet urges you to read this entire prospectus supplement and the accompanying prospectus carefully, including the documents incorporated by reference herein, and Avnet’s consolidated financial statements and related notes contained in such documents.

Avnet, Inc.

Avnet is one of the world’s largest industrial distributors, based on sales, of electronic components, enterprise computer and storage products and embedded subsystems. Avnet creates a vital link in the technology supply chain that connects more than 300 of the world’s leading electronic component and computer product manufacturers and software developers with a global customer base of more than 100,000 original equipment manufacturers (“OEMs”), electronic manufacturing services (“EMS”) providers, original design manufacturers (“ODMs”) and value-added resellers (“VARs”). Avnet distributes electronic components, computer products and software as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, materials management and logistics services, system integration and configuration, and supply chain services.

Avnet has two operating groups — Electronics Marketing and Technology Solutions. Both operating groups have operations in each of the three major economic regions of the world: the Americas; Europe, the Middle East and Africa (“EMEA”); and Asia/ Pacific.

Electronics Marketing markets and sells semiconductors and interconnect, passive and electromechanical devices for more than 300 of the world’s leading electronic component manufacturers. Electronics Marketing markets and sells its products and services to a diverse customer base serving many end-markets, including automotive, communications, computer hardware and peripheral, industrial and manufacturing, medical equipment, military and aerospace. Electronics Marketing also offers an array of value-added services that help customers evaluate, design-in and procure electronic components throughout the lifecycle of their technology products and systems.

Technology Solutions markets and sells mid- to high-end servers, data storage, software, and the services required to implement these products and solutions to the VAR channel. Technology Solutions also focuses on the worldwide OEM market for computing technology, system integrators and non-PC OEMs that require embedded systems and solutions including engineering, product prototyping, integration and other value-added services. As a global technology sales and marketing organization, Technology Solutions has dedicated sales and marketing divisions focused on specific customer segments including OEMs, independent software vendors, system builders, system integrators and VARs.

Avnet’s common stock is quoted on the New York Stock Exchange under the symbol “AVT.”

Avnet’s principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034. Avnet’s telephone number is 480-643-2000.

Recent Developments

On March 28, 2010, Avnet entered into a definitive agreement to acquire Bell Microproducts, Inc. (“Bell”) in an all cash transaction for $7.00 per share of Bell stock. This per share price represents an equity value of approximately $252 million and a transaction value of approximately $631 million assuming a net debt position for Bell of $379 million as of March 31, 2010. Bell is a distributor and reseller of data storage and server products and solutions, computer component products and peripherals, as well as a variety of software applications. The acquisition is subject to the approval of Bell’s shareholders and regulatory authorities in the European Union. All other approvals have been obtained. Following the announcement of the acquisition, putative class actions were filed by shareholders of Bell against Bell and its directors, and in some cases, against Avnet. Each of these actions seeks, among other things, unspecified money damages and certain of the actions also seek an injunction prohibiting completion of the acquisition on the agreed-upon terms.

The Offering

The following summary contains basic information about the notes. It does not contain all the information that may be important to you. For a more complete understanding of the notes, see “Description of the Notes” in this prospectus supplement.

Issuer	Avnet, Inc., a New York corporation

Notes Offered	$300 million in aggregate principal amount of 5.875% Notes due 2020.

Maturity	June 15, 2020.

Interest	Interest on the notes will accrue from the date of their original issuance at the annual rate of 5.875% per year and will be payable in cash semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2010.

Ranking	The notes will be Avnet’s senior unsecured obligations and will rank equally in right of payment with all of Avnet’s other existing and future senior unsecured indebtedness. At April 3, 2010, Avnet had approximately $994.7 million of unsecured senior indebtedness outstanding, including Avnet’s senior unsecured credit facility. The notes will not be guaranteed by any of Avnet’s subsidiaries. The subsidiary debt to which the notes would be effectively subordinated totaled $58.1 million at April 3, 2010.

Optional Redemption	Avnet may, at its option, redeem some or all of the notes at any time, or from time to time, at the “make-whole” redemption price described in “Description of the Notes — Optional Redemption.”

Change of Control	If a Change of Control Triggering Event (as defined herein) occurs, each holder will have the right to require Avnet to repurchase all or any part ($2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes at a redemption price equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the repurchase date. See “Description of the Notes — Change of Control.”

Covenants	The indenture governing the notes contains covenants for the benefit of noteholders. These covenants restrict our ability to:

• incur certain secured debt;

• enter into sale and lease-back transactions; or

• consolidate, merge or sell or transfer all or substantially all of our assets.

These covenants are, however, subject to important exceptions, which are described in this prospectus supplement. See “Description of the Notes — Covenants.”

Further Issuance	We may create and issue additional notes ranking equally and ratably with the notes in all respects, so that such additional notes shall be consolidated with the notes, including for purposes of voting and redemptions.

Use of Proceeds	Avnet expects to use the net proceeds of this offering for general corporate purposes, with specific purposes to be determined. See “Use of Proceeds.”

Form, Denomination and Registration	The notes will be issued in fully registered form. The notes will be issued in minimum denominations of $2,000 principal amount and multiples of $1,000 in excess thereof. The notes will be represented by one global note, deposited with the trustee under the indenture governing the notes as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global note will be shown on, and any transfers thereof will be effected only through records maintained by DTC and its participants. See “Description of the Notes — Depositary, Global Notes.”

Governing Law	State of New York.

Listing	The notes will not be listed on any securities exchange.

Trustee	Wells Fargo Bank, National Association.

Summary Financial Information and Other Data

The summary consolidated financial information and other data below is derived from the consolidated financial statements of Avnet. Avnet refers you to those financial statements, accompanying notes and management’s discussion and analysis, which are incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the fiscal year ended June 27, 2009 and our Quarterly Report on Form 10-Q for the quarter ended April 3, 2010. This summary financial information should be read in conjunction with the footnotes below as there are various special items recorded in certain periods presented.

	Nine Months Ended		Fiscal Years Ended
	April 3,	March 28,	June 27,	June 28,	June 30,
	2010	2009(1)	2009(1)	2008(1)	2007(1)
	(In millions)

Statement of Operations Data:
Sales	$13,946.3	$12,464.5	$16,229.9	$17,952.7	$15,681.1
Cost of sales	12,311.9	10,884.3	14,206.9	15,639.0	13,632.5

Gross profit	1,634.4	1,580.2	2,023.0	2,313.7	2,048.6
Selling, general and administrative expenses	1,190.5	1,174.0	1,531.5	1,564.0	1,362.6
Impairment charges(2)	—	1,348.8	1,411.1	—	—
Restructuring, integration and other charges(3)	25.4	55.8	99.3	38.9	7.4

Operating income (loss)	418.5	(998.4)	(1,018.9)	710.8	678.6
Other income (expense), net	3.6	(8.2)	(11.7)	20.9	10.0
Interest expense	(45.9)	(64.1)	(78.7)	(88.2)	(91.9)
Gain on sale of assets(4)	8.8	—	14.3	49.9	3.0
Debt extinguishment costs(5)	—	—	—	—	(27.4)

Income (loss) before income taxes	385.0	(1,070.7)	(1,095.0)	693.4	572.3
Income tax provision	115.7	28.1	34.7	203.8	187.9

Net income (loss)	$269.3	$(1,098.8)	$(1,129.7)	$489.6	$384.4

	April 3,	June 27,	June 28,	June 30,
	2010	2009(1)	2008(1)	2007(1)
	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$754.6	$943.9	$640.4	$557.4
Working capital	2,884.3	2,688.4	3,191.3	2,711.2
Total assets	7,157.8	6,273.5	8,195.2	7,343.7
Total debt	992.6	969.9	1,213.1	1,181.2
Total liabilities	4,136.8	3,512.7	4,053.3	3,926.4
Shareholders’ equity	3,021.0	2,760.9	4,141.9	3,417.4

(Footnotes on next page)

(1)	As adjusted for the retrospective application of an accounting standard. The Financial Accounting Standards Board issued authoritative guidance which requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the debt and equity (conversion option) components of the instrument. The standard requires the convertible debt to be recognized at the present value of its cash flows discounted using the non-convertible debt borrowing rate at the date of issuance. The resulting debt discount from this present value calculation is to be recognized as the value of the equity component and recorded to additional paid-in-capital. The discounted convertible debt is then required to be accreted up to its face value and recorded as non-cash interest expense over the expected life of the convertible debt. In addition, deferred financing costs associated with the convertible debt are required to be allocated between the debt and equity components based upon relative values. During the first quarter of fiscal 2010, the Company adopted this standard; however, there was no impact to the fiscal 2010 consolidated financial statements because the Company’s $300.0 million 2% Convertible Senior Debentures, to which this standard applies, were extinguished in fiscal 2009. Due to the required retrospective application of this standard to prior periods, the Company adjusted the prior period comparative consolidated financial statements. The following table summarizes the adjustments to increase (decrease) previously reported balances.

				Nine Months
	Fiscal Year Ended			Ended
	June 27,	June 28,	June 30,	March 28,
Adjustments — Increase (Decrease)	2009	2008	2007	2009
	(In millions)

Selling, general and administrative expenses	$(0.3)	$(0.4)	$(0.4)	$(0.3)
Interest expense	12.2	15.9	14.8	12.2
Income tax provision	(4.6)	(6.0)	(5.7)	(4.6)
Net income	(7.3)	(9.5)	(8.7)	(7.3)
Prepaid and other current assets	—	(0.3)	(0.7)	—
Other assets	—	(4.6)	(10.7)	—
Long term debt	—	(12.2)	(28.1)	—
Shareholders’ equity	$—	$7.3	$16.8	$—

(2)	During the first nine months of fiscal 2009, the Company recognized non-cash goodwill and intangible asset impairment charges totaling $1.35 billion pre-tax and $1.31 billion after-tax. In the second quarter of fiscal 2009, due to a steady decline in the Company’s market capitalization primarily related to the global economic downturn, the Company determined that an interim impairment test was necessary. Based on the test results, the Company recognized a non-cash goodwill impairment charge of $1.32 billion pre-tax and $1.28 billion after-tax to write off all goodwill related to its Electronics Marketing Americas, Electronics Marketing Asia, Technology Solutions EMEA and Technology Solutions Asia reporting units. The Company also evaluated the recoverability of its long-lived assets at each of the four reporting units where goodwill was deemed to be impaired. Based upon this evaluation, the Company recognized a non-cash intangible asset impairment charge of $31.4 million pre- and after-tax. In addition to the impairment charges recognized during the first nine months of fiscal 2009, the Company also recognized an additional impairment charge of $62.3 million pre- and after-tax during the fourth quarter of fiscal 2009.

(3)	During the first nine months of fiscal 2010, the Company recognized restructuring, integration and other charges of $25.4 million pre-tax and $18.8 million after-tax related to the remaining cost reduction actions that began in the prior year. In response to the global economic slowdown, the Company initiated significant cost reduction actions during fiscal 2009 in order to realign its expense structure with market conditions. As a result, the Company recognized restructuring, integration and other charges of $55.8 million pre-tax and $40.0 million after-tax for the first nine months of fiscal 2009 and $99.3 million pre-tax and $65.3 million after-tax for fiscal 2009. During fiscal 2008, the Company incurred restructuring, integration and other charges totaling $38.9 million pre-tax and $31.5 million after-tax related to cost reductions considered necessary by management to improve the performance of certain business units and integration costs associated with recently acquired businesses. During fiscal 2007, the Company incurred certain restructuring, integration and other charges amounting to $7.4 million pre-tax and $5.3 million after-tax as a result of cost-reduction initiatives in all three regions, acquisition-related costs and other items.

(4)	During the first nine months of fiscal 2010, the Company recognized a gain on sale of assets totaling $8.8 million pre-tax and $5.4 million after-tax as a result of certain earn-out provisions associated with the prior sale of an equity investment. During fiscal 2009, the Company recognized a gain totaling $14.3 million pre-tax and $8.7 million after-tax also as a result of certain earn-out provisions associated with the prior sale of an equity investment. During fiscal 2008, the Company recognized a gain on sale of assets totaling $49.9 million pre-tax and $32.2 million after-tax related to the sale of an equity investment, the sale of a building in the EMEA region and the receipt of contingent purchase price proceeds related to a prior sale of a business. During fiscal 2007, the Company recorded a gain related to the first receipt of contingent purchase price proceeds from a prior sale of a business.

(5)	Debt extinguishment costs incurred during fiscal 2007 related to the October 2006 redemption of all of Avnet’s 9 3/4% Notes due March 15, 2014 and totaled $27.4 million pre-tax and $16.5 million after-tax.

RISK FACTORS

An investment in the notes involves risks.  You should carefully consider the following risk factors and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 27, 2009, before making an investment in the notes. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” in this prospectus supplement. Avnet’s actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus supplement.

Risks Relating to the Notes

Any secured debt of Avnet will have claims with respect to the secured assets that are superior to that of the notes.

The indenture contains a covenant that restricts the incurrence of secured debt, although that restriction is subject to important exceptions. Avnet’s other debt instruments permit Avnet and its subsidiaries to incur a substantial amount of indebtedness that can be secured by Avnet’s assets. All of Avnet’s secured debt, if any, to the extent of the value of the assets securing such debt or the amounts of secured debt outstanding, whichever is less, will be superior to the notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, Avnet’s pledged assets would be available to satisfy obligations of the secured debt before any payment could be made on the notes. To the extent that these assets cannot satisfy in full Avnet’s secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment with the notes. In that event, Avnet may not have sufficient assets remaining to pay amounts due on any or all of the notes. At April 3, 2010, Avnet did not have any outstanding consolidated secured debt; however, it may issue secured debt in the future and such secured debt will have a right of payment superior to that of the notes.

Additionally, under Avnet’s accounts receivable securitization program, Avnet is able to sell on an ongoing basis most of its domestic trade accounts receivables to a bankruptcy remote subsidiary, which, in turn, sells a portion of these receivables to a bank conduit. Receivables sold under the securitization program, and the proceeds from these receivables, will not be available for repayment of the notes and the indenture governing the notes does not restrict Avnet’s ability to securitize its receivables. At April 3, 2010, Avnet had no borrowings outstanding under its securitization program.

The claims of creditors of Avnet’s subsidiaries are superior to the claims of Avnet’s equity interests in its subsidiaries.

Avnet’s equity interest in its subsidiaries is subordinate to any debt and other liabilities and commitments, including trade payables and lease obligations, of Avnet’s subsidiaries, whether or not secured. The notes will not be guaranteed by Avnet’s subsidiaries and Avnet may not have direct access to the assets of its subsidiaries unless these assets are transferred by dividend or otherwise to Avnet. At April 3, 2010, Avnet’s subsidiary debt to which the notes would effectively be subordinated totaled $58.1 million. Most of Avnet’s subsidiary debt is guaranteed by Avnet. Avnet’s subsidiaries also have the ability to borrow an additional $442.9 million under various lines of credit, which are cancelable on short-term notice, and $450.0 million under Avnet’s securitization program. The ability of the subsidiaries to pay dividends or otherwise transfer assets to Avnet is subject to various restrictions under applicable law. Avnet’s right to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization is subordinated effectively to the claim of that subsidiary’s creditors. As note holders’ claims to the assets of Avnet’s subsidiaries are derivative of Avnet’s equity claims in its subsidiaries, the claims of Avnet’s subsidiaries’ creditors are superior to any claims of the note holders to any assets of Avnet’s subsidiaries and any subsidiaries that Avnet may in the future acquire or establish.

An active trading market may not develop for the notes.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. The underwriters have advised Avnet that they presently intend to make a market in the notes as permitted by applicable law. However, the underwriters are not obligated to make a market in the notes and may cease their market-making activities at any time at their discretion without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for securities and by changes in the financial performance or prospects of Avnet and/or companies in Avnet’s industry generally. As a result, Avnet cannot assure you that an active trading market will develop or be maintained for the notes, in which case the market price and liquidity of the notes may be adversely affected.

The indenture does not restrict the amount of additional debt that Avnet may incur.

The notes and the indenture governing the notes do not limit the amount of unsecured debt that may be incurred by Avnet, permits Avnet to incur secured debt under specified circumstances, and permits Avnet’s subsidiaries to incur debt, whether secured or unsecured, without restriction. The incurrence of additional debt by Avnet or any of its subsidiaries may have important consequences for the holder of the notes, including making it more difficult for Avnet to satisfy its obligations with respect to the notes, a loss in the market value of the notes and a risk that the credit rating of the notes is lowered or withdrawn.

Avnet may be unable to purchase the notes upon a change of control.

Upon the occurrence of a Change of Control Triggering Event described herein, each holder of notes will have the right to require Avnet to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. If Avnet experiences a Change of Control Triggering Event, there can be no assurance that Avnet would have sufficient financial resources available to satisfy its obligations to repurchase the notes. Avnet’s failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for Avnet and the holders of the notes. See “Description of the Notes — Change of Control.”

Noteholders may not be able to determine when a change of control has occurred giving rise to such holders’ rights to having their notes repurchased by Avnet following a sale of “all or substantially all” of Avnet’s assets.

The “Change of Control” definition applicable to the notes as described in “Description of the Notes — Change of Control” includes a clause relating to the sale, conveyance, transfer or lease of “all or substantially all” of Avnet’s assets and the assets of Avnet’s subsidiaries taken as a whole. Although there is a limited body of case law interpreting the term “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, a noteholder’s ability to require Avnet to repurchase such holder’s notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all or substantially all of the assets of Avnet and its subsidiaries, taken as a whole, to another person may be uncertain in some circumstances.

Changes in Avnet’s credit ratings may adversely affect the value of the notes.

The notes are expected to be rated “Baa3” and “BBB-” by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, respectively. Ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of a rating may be obtained from the relevant rating agency. Ratings are not recommendations to buy, sell or hold securities, and there can be no assurance that ratings will remain in effect for any given period of time or that ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. Each rating should be evaluated independently of any other rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase Avnet’s corporate borrowing costs.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented.

Nine Months Ended		Fiscal Year Ended
April 3,	March 28,	June 27,	June 28,	June 30,	July 1,	July 2,
2010(1)	2009(2)(3)	2009(2)(4)	2008(2)(5)	2007(2)(6)	2006(2)(7)	2005(2)

7.0x	*	*	7.2x	6.1x	3.3x	2.9x

*	Earnings were deficient in covering fixed charges by $1.07 billion and $1.09 billion for the nine months ended March 28, 2009 and fiscal year ended June 27, 2009, respectively.

(1)	Includes the impact of restructuring, integration and other charges of $25.4 million pre-tax and a gain on sale of assets totaling $8.8 million pre-tax as a result of certain earn-out provisions associated with the prior sale of an equity investment.

(2)	As adjusted for the retrospective application of an accounting standard. The impact of the retrospective application on the earnings to fixed charges ratio was a decrease in pre-tax income of $13.3 million and an increase to fixed charges of $13.7 million for fiscal 2006; and a decrease in pre-tax income of $12.2 million and an increase to fixed charges of $12.6 million for fiscal 2005. See table in footnote (1) in “Summary — Summary Financial Information and Other Data” for a summary of adjustments of previously reported balances for periods after fiscal year 2006.

(3)	Includes the impact of non-cash goodwill and intangible asset impairment charges totaling $1.35 billion pre-tax and restructuring, integration and other charges of $55.8 million pre-tax.

(4)	Includes the impact of non-cash goodwill and intangible asset impairment charges totaling $1.41 billion pre-tax, restructuring, integration and other charges totaling $99.3 million pre-tax and a gain on sale of assets totaling $14.3 million pre-tax.

(5)	Includes the impact of restructuring, integration and other charges totaling $38.9 million pre-tax and a gain on sale of assets totaling $49.9 million pre-tax.

(6)	Includes the impact of restructuring, integration and other charges totaling $7.4 million pre-tax, a gain on the sale of assets totaling $3.0 million pre-tax and debt extinguishment costs totaling $27.4 million pre-tax.

(7)	Includes the impact of (i) restructuring, integration and other charges; (ii) incremental stock-based compensation costs; (iii) incremental intangible assets amortization in connection with an acquisition; (iv) net loss on the sales of business lines divested during fiscal 2006; and (v) debt extinguishment costs. The impact of these charges on fiscal 2006 results was $115.9 million pre-tax.

USE OF PROCEEDS

The net proceeds from this offering will be approximately $295.9 million, after deducting the underwriting discount and other transaction expenses payable by Avnet. Avnet expects to use the net proceeds for general corporate purposes, with specific purposes to be determined.

CAPITALIZATION

The following table sets forth our capitalization as of April 3, 2010 on:

•	an historical basis; and

•	an as adjusted basis to give effect to this offering (but not the application of the net proceeds of this offering).

The actual information in the table is derived from, and you should read the information below in conjunction with, Avnet’s historical financial statements and the accompanying notes thereto incorporated by reference in this prospectus supplement. The tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Avnet’s Annual Report on Form 10-K for the fiscal year ended June 27, 2009 and its Quarterly Reports on Form 10-Q for the quarters ended October 3, 2009, January 2, 2010 and April 3, 2010, incorporated by reference herein.

	As of April 3, 2010
	Historical	As Adjusted
	(Unaudited)
	(In thousands)

Cash and cash equivalents	$754,574	$1,050,482

Short-term debt	$55,088	$55,088
Long-term debt	937,518	937,518
5.875% Notes due 2020(1)	—	298,419

Total debt	992,606	1,291,025
Shareholders’ equity	3,021,006	3,021,006

Total capitalization(2)	$4,013,612	$4,312,031

(1)	Reflects the discount of $1.6 million, which represents the difference between the principal amount of the notes offered hereby and the price paid to the public.

(2)	Total capitalization consists of short-term debt, long-term debt and shareholders’ equity.

DESCRIPTION OF THE NOTES

The notes will be issued as a series of debt securities under an indenture dated as of June 22, 2010, between us and Wells Fargo Bank, National Association, as trustee. The following description of notes is a summary of material provisions of the notes and the indenture, but does not include all the provisions of the notes and the indenture. We urge you to read the indenture because it fully defines the rights of holders of the notes. You may obtain a copy of the indenture without charge. See “Incorporation by Reference” in this prospectus supplement. Capitalized terms used but not otherwise defined in this section have the meanings assigned to them in the indenture.

The terms of the notes include those set forth in the notes, those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and investors are referred to the indenture and the Trust Indenture Act of 1939, as amended, for a statement thereof.

When we refer to “Avnet,” “Avnet, Inc.,” “us,” “we,” or “our” in this section of this prospectus supplement, we refer only to Avnet, Inc., a New York corporation, and not its subsidiaries.

General

The notes will be initially limited to $300 million aggregate principal amount. We will have the ability to reopen the series of notes and issue additional notes of such series from time to time without the consent of the then holders of the notes. Any additional notes will be treated as part of the same series of notes as the initial notes for all purposes under the indenture.

The notes will mature on June 15, 2020.

The notes will be issued in registered form only in denominations of $2,000 and integral multiples of $1,000.

The notes will be our senior unsecured obligations and will rank equally with our other existing and future senior unsecured indebtedness, including Avnet’s credit facility, which amounted to approximately $994.7 million at April 3, 2010. The notes will not be guaranteed by any of our subsidiaries and so will be effectively subordinated to the debt of these subsidiaries with respect to Avnet’s equity interests in the assets of these subsidiaries. The subsidiary debt to which the notes would effectively be subordinated totaled $58.1 million at April 3, 2010. Substantially all of the debt of our subsidiaries has been incurred by foreign subsidiaries, primarily to fund their working capital requirements.

The notes will not have the benefit of any sinking fund.

Interest

The notes will bear interest from June 22, 2010 at the annual rate set forth on the cover page of this prospectus supplement. Interest will be payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2010, to the persons in whose names the notes are registered in the security register at the close of business on June 1 and December 1 prior to the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Payment, Exchange and Transfer

Payment of principal of, and premium, if any, and interest on, the notes will be payable, and the exchange of and the transfer of notes will be registrable, at the office of the trustee or at any other office or agency maintained by us for that purpose subject to the limitations of the indenture. We will not require a service charge for any registration of transfer or exchange of the notes, but it may require payment of a sum sufficient to cover any tax or other governmental charge.

Optional Redemption

We may redeem the notes, in whole or in part, at our option, at any time and from time to time prior to maturity on at least 30 days’, but not more than 60 days’, prior notice mailed to the registered address of each holder of the notes. The redemption price will be equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the Treasury Rate (as defined below) plus 45 basis points;

plus, in each case, accrued and unpaid interest on the notes to the redemption date. The principal amount of a note remaining outstanding after redemption in part must be $2,000 or an integral multiple of $1,000 in excess thereof.

For purposes of the optional redemption provision of the notes, the following definitions will be applicable:

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means Banc of America Securities LLC and J.P. Morgan Securities Inc. (or their respective affiliates that are primary U.S. Government securities dealers in New York City (each, a “Primary Treasury Dealer”)) and their respective successors and two other Primary Treasury Dealers as may be selected from time to time by us. If any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. (New York City time) on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on the note that would be due after the related redemption date but for the redemption. If that redemption date is not an interest payment date with respect to a note, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued on the note to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolation (on a day count basis) of the interpolated Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

In the event that we choose to redeem less than all of the notes, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

The notice of redemption that relates to any note that is redeemed in part only will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption so long as we have deposited with the paying agent funds in satisfaction of the applicable redemption price.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described under “— Optional Redemption,” you will have the right to require us to repurchase all or any part of your notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the repurchase date (the “Change of Control Payment”) (subject to the right of holders of record on the relevant record date to receive interest due on the interest payment date). The principal amount of a note remaining outstanding after a repurchase in part must be $2,000 or an integral multiple of $1,000 in excess thereof.

Within 30 days following the date upon which the Change of Control Triggering Event has occurred or, at our option, prior to any Change of Control, but after the public announcement of the transaction that may or will constitute a Change of Control, except to the extent that we have exercised our right to redeem the notes as described above, we will cause a notice to be mailed to you with a copy to the trustee describing the transaction or transactions that may or will constitute a Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days, but no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered pursuant to the applicable Change of Control Offer; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer. In the event that such third party terminates or defaults on its offer, we will be required to make a Change of Control Offer treating the date of such termination or default as though it were the date of the Change of Control Triggering Event.

For purposes of the Change of Control Offer provisions of the notes, the following definitions will be applicable:

“Below Investment Grade Rating Event” means the rating on the notes is lowered by each of the Rating Agencies and the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period (the “Trigger Period”) commencing on the date 60 days prior to the first public announcement by us of any Change of Control or pending Change of Control and ending 60 days following the consummation of such Change of Control (which Trigger Period will be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and of our subsidiaries’ properties or assets taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to us or one of our subsidiaries;

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the beneficial owner (as defined in Rule 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock measured by voting power rather than number of shares;

(4) we consolidate with, or merge with or into any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock (measured by voting power rather than number of shares) of the surviving person immediately after giving effect to such transaction; or

(5) the first day on which a majority of the members of our board of directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the original issuance date of the notes or (2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the Company’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent rating from any replacement Rating Agency or Rating Agencies.

“Moody’s” means Moody’s Investors Service, Inc. and any of its successors.

“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if either Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement rating agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any of its successors.

The “Change of Control” definition includes a clause relating to the sale, lease transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the term “substantially all,” there is no precise established definition of this phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person may be uncertain in some circumstances.

Covenants

The notes will provide that we will be subject to the following covenants for the benefit of the notes.

Restriction on Secured Debt

Avnet covenants in the notes, for the benefit of the noteholders, that if Avnet or any Restricted Subsidiary after the original issuance date of the notes incurs or guarantees any loans, notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (“Certain Debt”) secured by a mortgage, pledge or lien (“Mortgage”) on any Principal Property of Avnet or any Restricted Subsidiary, or on any share of capital stock or Certain Debt of any Restricted Subsidiary, Avnet will secure or cause such Restricted Subsidiary to secure the notes equally and ratably with (or, at Avnet’s option, before) such secured Certain Debt, unless the aggregate principal amount of all such secured Certain Debt (plus the amount of all Attributable Debt which is not excluded as described below under “— Restriction on Sale and Leaseback Financings”) would not exceed 10% of Consolidated Net Assets.

This restriction will not apply to, and there will be excluded from secured Certain Debt in any computation of the above restriction, Certain Debt secured by:

(a) Mortgages on property (including any shares of capital stock or Certain Debt) of any Person existing at the time such Person becomes a Restricted Subsidiary;

(b) Mortgages in favor of Avnet or a Restricted Subsidiary;

(c) Mortgages in favor of governmental bodies to secure progress, advance or other payments;

(d) Mortgages on property, shares of capital stock or Certain Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction or improvement Mortgages which are entered into within 180 days after the acquisition of such property, shares or Certain Debt or, in the case of real property, within 180 days after the later of:

•	the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property; and

•	the commencement of commercial operations on such property;

(e) mechanics’ and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith;

(f) Mortgages arising from deposits with, or the giving of any form of security to, any governmental agency required as a condition to the transaction of business or to the exercise of any privilege, franchise or license;

(g) Mortgages for taxes, assessments or government charges or levies which are not then due or, if delinquent, are being contested in good faith;

(h) Mortgages (including judgment liens) arising from legal proceedings being contested in good faith;

(i) Mortgages existing at the original issuance date of the notes; and

(j) any extension, renewal or refunding of any Mortgage referred to in the clauses (a) through (i) above.

Restriction on Sale and Leaseback Transactions

Avnet covenants in the notes, for the benefit of the noteholders, that Avnet will not itself, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction involving any Principal Property, unless after giving effect thereto the aggregate amount of all Attributable Debt with respect to all such transactions (plus the aggregate principal amount of all secured Certain Debt which is not excluded as described above under “— Restriction on Secured Debt”) would not exceed 10% of Consolidated Net Assets.

This restriction will not apply to, and there will be excluded from Attributable Debt in any computation of the above restriction, any sale and leaseback transaction if:

•	the lease is for a period, including renewal rights, of not in excess of three years;

•	the sale or transfer of the Principal Property is made within 180 days after its acquisition or within 180 days after the later of:

(1) the completion of construction on, substantial repair to, alteration or development of, or substantial improvement to, such property; and

(2) the commencement of commercial operations thereon;

•	the transaction is between Avnet and a Restricted Subsidiary, or between Restricted Subsidiaries;

•	Avnet or a Restricted Subsidiary would be entitled to incur a Mortgage on such Principal Property pursuant to clauses (a) through (j) above under “— Restriction on Secured Debt”; or

•	Avnet or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of Avnet ranking on a parity with or senior to the notes or Funded Debt of a Restricted Subsidiary, or to the purchase of other property which will constitute a Principal Property having a fair market value at least equal to the fair market value of the Principal Property leased, an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value (as determined by Avnet’s board of directors) of the Principal Property leased at the time of entering into such arrangement (as determined by the board of directors).

Restriction on Mergers and Consolidations

Avnet covenants in the notes, for the benefit of the noteholders, that it will not consolidate with or merge into any other Person, or sell, convey, transfer or lease all or substantially all of its assets unless:

•	the successor Person is a Person organized under the laws of the United States (including any state thereof and the District of Columbia) which assumes Avnet’s obligations in the notes and under the indenture; and

•	after giving effect to such transaction, no default or event of default under the indenture has occurred or is continuing.

Definitions

“Attributable Debt” means, as to any particular lease, the greater of:

•	the fair market value of the property subject to the lease (as determined by Avnet’s board of directors); or

•	the total net amount of rent required to be paid during the remaining term of the lease, discounted by the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semi-annually.

“Consolidated Net Assets” means total assets after deducting all current liabilities as set forth in the most recent balance sheet of Avnet and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

“Funded Debt” means:

•	all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the determination is made, or having a maturity of twelve months or less but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower; and

•	rental obligations payable more than twelve months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized and to be included as an asset for the purposes of the definition of Consolidated Net Assets).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any plant, facility or warehouse owned at the original issuance date of the notes or thereafter acquired by Avnet or any Restricted Subsidiary of Avnet which is located within the United States and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date of determination exceeds 2% of Consolidated Net Assets, other than:

•	any such manufacturing or processing plant or warehouse or any portion thereof (together with the land on which it is erected and fixtures comprising a part thereof) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Internal Revenue Code (or which receive similar tax treatment under any subsequent amendments thereto or any successor laws thereof or under any other similar statute of the United States);

•	any property which, in the opinion of our board of directors, is not of material importance to the total business conducted by Avnet and its consolidated Subsidiaries as an entirety; or

•	any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

“Restricted Subsidiary” means a Subsidiary of Avnet (1) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, and (2) which owns a Principal Property.

“Subsidiary” means any corporation or other Person more than 50% of the outstanding Voting Stock (measured by voting power rather than number of shares) of which at the date of determination is owned, directly or indirectly, by Avnet and/or by one or more other Subsidiaries.

“Voting Stock” means capital stock (or equivalent equity interest) of a Person of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock (or equivalent equity interests) of any other class or classes has or might have voting power upon the occurrence of any contingency).

Events of Default

The following are events of default with respect to the notes:

(1) a default in the payment of interest on the notes when it becomes due and payable, and a continuance of such default for a period of 30 calendar days;

(2) a default in the payment of the principal on the notes when it becomes due and payable;

(3) a default in the performance, or breach, of any other covenant or warranty in the indenture for 90 days after notice; and

(4) certain events of bankruptcy, insolvency or reorganization.

If an event of default (other than an event of default specified in clause (4) above), occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the notes then outstanding may declare the principal amount of the notes and the accrued and unpaid interest thereon, if any, to be due and payable immediately. If an event of default specified in clause (4) above occurs and is continuing, the principal amount of the notes and the accrued and unpaid interest, if any, thereon will automatically become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

The indenture provides that the trustee will, within 90 days after the occurrence of a default known to it, give the affected holders of notes notice of all uncured defaults known to it (the term “default” meaning the events of default specified above without grace periods). However, except in the case of default in the payment of principal of or interest on the notes, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the affected holders of the notes.

Avnet must furnish to the trustee annually a statement by certain officers of Avnet certifying that there are no defaults or specifying any default.

The holders of a majority in principal amount of the outstanding notes will have the right, with certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes, and to waive certain defaults with respect thereto. The indenture provides that, if an event of default occurs and is continuing, the trustee will exercise such of its rights and powers under the indenture, and use the same degree of care and skill in exercising the same, as a prudent Person would exercise or use under the circumstances in the conduct of such Person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes unless they have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the trustee in compliance with such request.

Modification of Indenture and Notes

With certain exceptions, the indenture and the notes may be modified or amended with the consent of the holders of not less than a majority in principal amount of the notes affected by the modification or amendment. However, no such modification or amendment may be made, without the consent of the holder of each note affected, which would:

•	change the stated maturity of the principal of the notes;

•	reduce the principal amount on the notes or the rate of interest thereon or any premium payable upon the redemption of the notes;

•	change any place of payment where, or the coin or currency in which, any note or the interest or any premium thereon is payable; or

•	impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of a redemption, on or after the redemption date); or

•	reduce the percentage in principal amount of the notes, the consent of holders of which is required to modify or amend the indenture or the notes, or the consent of the holders of which is required for any waiver (of compliance with certain provisions of the indenture subsection or certain defaults therein and their consequences) provided in the indenture; or

•	modify any of the provisions under “— Modification of the Indenture and Notes” or “— Events of Default” above, except to increase the percentage in principal amount of holders required under any such provision or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Without the consent of any holders of the notes, we and the trustee may modify or amend the indenture or the notes for any of the following purposes:

•	evidence the succession of another person to us and the assumption by any such successor of the covenants in the indenture and in the notes;

•	add to the covenants of Avnet for the benefit of the holders of the notes or to surrender any right or power herein conferred upon Avnet;

•	add any additional events of default;

•	add to or change any of the provisions of the indenture to such extent as may be necessary to permit or facilitate the issuance of notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of the notes in uncertificated form;

•	evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the notes and to add to or change any of the provisions of the indenture as may be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee; or

•	cure any ambiguity, to correct or supplement any provision of the indenture or the notes which may be defective or inconsistent with any other provision of the indenture or the notes, or to make any other provisions with respect to matters or questions arising under the indenture or the notes, provided that such action will not adversely affect the interests of the holders of the notes in any material respect.

Defeasance and Discharge

The indenture provides that Avnet may elect to terminate, and will be deemed to have been discharged from, any and all of its obligations in respect of the notes (except for certain obligations to register the transfer or exchange of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and hold monies for payment in trust and to pay the principal of, and any premium or the interest on the notes) on the 91st day after the deposit with the trustee, in trust, of money and/or U.S. government obligations (as defined in the indenture) or a combination thereof, in each case sufficient in the opinion of an independent firm or certified public accountants, to pay and discharge, the principal of and any premium and the interest on the notes on the maturity date or on any earlier date on which the notes may be subject to redemption and Avnet will have given irrevocable instructions satisfactory to the trustee to give notice to the holders of the redemption of the notes, in accordance with the terms of the indenture and the notes. Such a trust may be established only if, among other things, Avnet has delivered to the trustee an opinion of counsel (who may not be an employee of Avnet) to the effect that (1) Avnet has received from, or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon, such opinion confirms that, the holders of the notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance, and discharge to be effected with respect to the notes and will be subject to U.S. federal income tax on the same amount, in the same manner, and at the same time as would be the case if such deposit, defeasance and discharge were not to occur.

Depositary, Global Notes

Notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as nominee of DTC.

Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. An owner of beneficial interests may hold its interests in the global notes directly through DTC if such owner is a participant in DTC, or indirectly through organizations which are direct DTC participants if such owner is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. You may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names; and

•	will not be considered holders of the global notes.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal, any premium and interest in respect of the global notes to Cede & Co., as nominee of DTC, as the registered owner of the global notes. None of us, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

We will issue the notes in definitive certificated form if DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days. In addition, beneficial interests in a global note may be exchanged for definitive certificated notes upon request by or on behalf of DTC in accordance with DTC’s customary procedures. We may determine at any time and in our sole discretion that notes shall no longer be represented by global notes, in which case we will issue certificates in definitive form in exchange for the global notes.

Neither we nor the trustee (nor any registrar or paying agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the settlement of securities transactions among DTC participants through electronic computerized book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriter of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any of either’s respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global notes.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Euroclear and Clearstream, Luxembourg

You may hold interests in the global notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) in each case, as a participant in DTC.

Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which will, in turn, hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems may change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

Limited Liability of Certain Persons

The indenture provides that none of our past, present or future incorporators, stockholders, directors, officers or employees, or of any successor corporation or any of our affiliates, shall have any personal liability in respect of our obligations under the indenture or the notes by reason of his, her or its status as an incorporator, stockholder, director, officer or employee. Each holder of the notes, by accepting a note, waives and releases all such liability. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that any such waiver is against public policy.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

Wells Fargo Bank, N.A., as trustee under the indenture, has been appointed by us as paying agent and registrar with regard to, and will also serve as DTC’s custodian for, the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

The indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims, or to realize on certain property received in respect of any claim, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with Avnet and its affiliates; however, if the trustee acquires any conflicting interest (as defined in the Trust Indenture Act), it must eliminate that conflict or resign.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes by a beneficial owner of notes that, for U.S. federal income tax purposes, is not a “U.S. Holder” as defined below (a “Non-U.S. Holder”). This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus supplement and all of which are subject to change, possibly on a retroactive basis. The tax considerations of purchasing, owning or disposing of notes could differ from those described below. This summary deals only with purchasers who purchase notes at their “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money, and who hold notes as “capital assets” within the meaning of Section 1221 of the Code. This summary does not deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, partnerships and their partners, tax-exempt investors, dealers in securities and currencies, U.S. expatriates or persons holding notes as a position in a “straddle,” “hedge,” “conversion transaction,” or other integrated transaction for tax purposes. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws, the tax laws of any U.S. state or locality, or any non-U.S. tax laws.

You should consult your tax advisor regarding the application of the U.S. federal, state and local income tax laws to your particular situation and the consequences of U.S. federal estate or gift tax laws and tax treaties.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source;

•	or a trust if, (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the U.S. federal income tax treatment of owning the notes.

For purposes of this discussion, any interest income and any gain realized on the sale, exchange, retirement or other taxable disposition of a note will be considered “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a trade or business in the United States and (ii) if a tax treaty applies, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

Treatment of Interest

Subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax (or any withholding thereof) in respect of payments of interest on the notes if each of the following requirements is satisfied:

•	the interest is not U.S. trade or business income (as defined above).

•	the Non-U.S. Holder provides Avnet or its paying agent with a properly completed Internal Revenue Service (“IRS”) Form W-8BEN (or successor form), or an appropriate substitute form, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person. If a note is held through a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (1) the Non-U.S. Holder provides such a form to the organization or institution and (2) the organization or institution, under penalties of perjury, certifies to Avnet that it has received such a form from the beneficial owner or another intermediary and furnishes Avnet or its paying agent with a copy thereof.

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of Avnet’s stock.

•	the Non-U.S. Holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to Avnet.

If all of these conditions are not met, a 30% U.S. withholding tax will apply to payments of interest on the notes unless either (1) an applicable income tax treaty reduces or eliminates such tax or (2) the interest is U.S. trade or business income (as defined above) and, in each case, the Non-U.S. Holder complies with applicable certification requirements. In the case of the second exception, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes on a net income basis in the same manner as a U.S. Holder. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. Avnet urges Non-U.S. Holders to consult their tax advisors for information on the impact of these withholding regulations.

Treatment of Disposition of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a Non-U.S. Holder will generally recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of property received (except to the extent such cash or property is attributable to accrued but unpaid interest not previously taken into income) and (2) the Non-U.S. Holder’s adjusted tax basis in the note. A Non-U.S. Holder’s adjusted tax basis in a note will generally equal the amount the Non-U.S. Holder paid for the note increased, in the case of an accrual basis taxpayer, by any accrued but unpaid interest.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale, exchange, retirement or other taxable disposition of a note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

•	the gain is U.S. trade or business income (as defined above).

An individual who is described only in the first bullet point above will be subject to U.S. federal income tax at the rate of 30% on any gain recognized, which may be offset by U.S. source capital losses (even though such individual is not considered a resident of the United States). An individual or corporation that is described in the second bullet point above will be subject to U.S. federal income tax on any gain recognized at the applicable graduated U.S. federal income tax rate in the same manner as a U.S. Holder. In addition, a corporation that is described in the second bullet point above may be subject to a branch profits tax on such gain.

Backup Withholding and Information Reporting

When required, we will provide information statements to Non-U.S. Holders and the IRS reporting interest paid with respect to the notes. Payments of the proceeds of the sale or other disposition of the notes to Non-U.S. Holders may also be subject to information reporting unless the Non-U.S. Holder complies with certain certification procedures or otherwise establishes an exemption. Such payments of interest or disposition proceeds may also be subject to backup withholding (currently at a rate of 28%) unless the Non-U.S. Holder is able to establish its exemption from backup withholding (generally through the provision of an IRS Form W-8BEN.)

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of notes under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is provided to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only; it is not tax advice. You should consult your own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of Avnet’s notes, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Banc of America Securities LLC and J.P. Morgan Securities Inc. are joint book-running managers for the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase from us, and we have agreed to sell to each underwriter, the principal amount of notes listed opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement:

Principal
Amount
Underwriter	of Notes

Banc of America Securities LLC	$97,500,000
J.P. Morgan Securities Inc.	97,500,000
Credit Suisse Securities (USA) LLC	30,000,000
BNP Paribas Securities Corp.	15,000,000
Credit Agricole Securities (USA) Inc.	15,000,000
RBS Securities Inc.	15,000,000
Scotia Capital (USA) Inc.	15,000,000
Wells Fargo Securities, LLC	15,000,000

Total	$300,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.400% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the initial public offering, the underwriters may change the offering price and other selling terms.

We estimate that our transaction expenses related to this offering, excluding the underwriting discounts and commissions, will be approximately $600,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes or that an active trading market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby that the underwriters will engage in any of those transactions or of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and if they engage in these activities, they may end any of these activities at any time without notice.

The underwriters and/or their affiliates have provided and in the future may continue to provide investment banking, commercial banking and/or other financial services, including the provision of Avnet’s credit facility, to us in the ordinary course of business for which they have received and may receive customary compensation.

Selling Restrictions

The notes may be offered and sold in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of notes may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71IEC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for Avnet by David R. Birk, Esq., its Senior Vice President, Secretary and General Counsel and by Squire, Sanders & Dempsey LLP, Phoenix, Arizona. The validity of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett, LLP, New York, New York.

As of May 27, 2010, Mr. Birk beneficially owned 131,479 shares of Avnet’s common stock, which includes 65,191 shares issuable upon exercise of employee stock options within 60 days.

EXPERTS

The consolidated financial statements and schedule of Avnet, Inc. and subsidiaries as of June 28, 2008 and June 27, 2009, and for each of the years in the three-year period ended June 27, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of June 27, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS
AVNET, INC.

DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
WARRANTS
DEPOSITARY SHARES
PURCHASE CONTRACTS
UNITS

Avnet, Inc. may from time to time offer to sell debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, guarantees or units. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplements carefully before you invest.

Avnet’s common stock is listed on the New York Stock Exchange under the symbol “AVT.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 5, 2008.

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. We may sell any combination of the securities described in this prospectus from time to time.

The types of securities that we may offer and sell from time to time pursuant to this prospectus are:

•	debt securities;

•	common stock;

•	preferred stock

•	warrants;

•	depositary shares;

•	purchase contracts;

•	guarantees; and

•	units consisting of any of the securities listed above

Each time we sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which will be delivered with this prospectus, specific information about the offering and the terms of the particular securities offered. The prospectus supplement may also add, update or change the information contained in this prospectus.

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

Our annual, quarterly and current reports, proxy statements and other information are also made available free of charge on our investor relations website http://ir.avnet.com/, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. Important information, including financial information, analyst presentations, financial news releases, and other material information about us is routinely posted on and accessible at http://ir.avnet.com/. The material posted on our website is not part of this prospectus, unless it is expressly incorporated herein. You can also inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statements contain additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the fiscal year ended June 28, 2008;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008;

•	Our Current Report on Form 8-K filed on December 4, 2008;

•	Our Proxy Statement filed on September 25, 2008; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary
Avnet, Inc.
2211 North 47thStreet
Phoenix, Arizona 85034
(480) 643-2000
www.avnet.com

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with other information.

THE COMPANY

Avnet, Inc., incorporated in New York in 1955, together with its consolidated subsidiaries (the “Company” or “Avnet”), is one of the world’s largest industrial distributors, based on sales, of electronic components, enterprise computer and storage products and embedded subsystems. With sales of $17.95 billion in fiscal 2008, Avnet creates a vital link in the technology supply chain that connects more than 300 of the world’s leading electronic component and computer product manufacturers and software developers with a global customer base of more than 100,000 original equipment manufacturers, electronic manufacturing services providers, original design manufacturers, and value-added resellers. Avnet distributes electronic components, computer products and software as received from its suppliers or with assembly or other value added by Avnet. Additionally, Avnet provides engineering design, materials management and logistics services, system integration and configuration, and supply chain services.

Avnet has two primary operating groups — Electronics Marketing and Technology Solutions. Both operating groups have operations in each of the three major economic regions of the world: the Americas; Europe, the Middle East and Africa; and Asia/Pacific, consisting of Asia, Australia and New Zealand. Each operating group has its own management team that is led by a group president and includes regional presidents and senior executives within the operating group that manage the various functions within the businesses. Each operating group also has distinct financial reporting that is evaluated at the corporate level on which operating decisions and strategic planning for the Company as a whole are made. Divisions exist within each operating group that serve primarily as sales and marketing units to further streamline the sales and marketing efforts within each operating group and enhance each operating group’s ability to work with its customers and suppliers, generally along more specific product lines or geography. However, each division relies heavily on the support services provided by each operating group as well as centralized support at the corporate level

Avnet’s principal executive offices are located at 2211 South 47th Street, Phoenix, Arizona 85034, telephone (480) 643-2000.

USE OF PROCEEDS

Unless the applicable prospectus supplement indicates otherwise, we intend to use net proceeds from the sale of the securities for Avnet’s general corporate purposes, which may include the refinancing of existing debt, capital expenditures, acquisitions, repurchases of Avnet’s common stock, and working capital. We may temporarily invest funds that are not immediately needed for these purposes in short-term securities.

DESCRIPTION OF SECURITIES

We will provide specific terms of any securities to be offered in supplements to this prospectus. Debt securities offered under this prospectus will be governed by a document called the “Indenture.” Unless we specify otherwise in the applicable prospectus supplement, the Indenture is a contract between us and The Bank of New York Mellon Trust Company, NA, which acts as Trustee. A copy of the form of the Indenture has been filed with the SEC as an Exhibit to this prospectus. See “Where You Can Find More Information” for information on how to obtain a copy.

PLAN OF DISTRIBUTION

We may sell the offered securities

•	through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a number of direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

Sale Through Underwriters

If we use underwriters in the sale, such underwriters will acquire the debt securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

Sale Through Agents

We may sell offered debt securities through agents designated by us. Unless indicated in the prospectus supplement, the agents have agreed to use their reasonable best efforts to solicit purchases for the period of their appointment.

Direct Sales

We may also sell offered debt securities directly. In this case, no underwriters or agents would be involved.

Sale Through the Internet

We may from time to time offer debt securities directly to the public, with or without the involvement of agents, underwriters or dealers, and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such debt securities. Such a system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which such securities are sold.

Such a bidding or ordering system may present to each bidder, on a real-time basis, relevant information to assist you in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected. Typically the clearing spread will be indicated as a number of basis points above an index treasury note. Other pricing methods may also be used. Upon completion of such an auction process securities will be allocated based on prices bid, terms of bid or other factors.

The final offering price at which debt securities would be sold and the allocation of debt securities among bidders, would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of Internet auction or pricing and allocation systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of debt securities. The specific rules of such an auction would be distributed to potential bidders in an applicable prospectus supplement.

If an offering is made using such bidding or ordering system you should review the auction rules, as described in the prospectus supplement, for a more detailed description of such offering procedures.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

VALIDITY OF SECURITIES

The validity of any offered securities will be passed upon for Avnet by David R. Birk, its Senior Vice President and General Counsel. Certain legal matters with respect to offered securities will be passed upon for the underwriters, dealers or agents, if any, by their counsel.

EXPERTS

The consolidated balance sheets of Avnet, Inc. and Subsidiary Companies as of June 28, 2008 and June 30, 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended June 28, 2008, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting. KPMG’s report on the consolidated financial statements contains an explanatory paragraph that states that effective June 30, 2007, Avnet, Inc. adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Nos. 87, 88, 106 and 132(R), and that effective July 1, 2007, Avnet, Inc. adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.

Avnet, Inc.